Bradley C. Weber +1 650 752 3226 BWeber@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

March 17, 2021
Katherine Bagley
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ThredUp Inc.
Registration Statement on Form S-1 (File No. 333-253834)
Filed March 3, 2021
CIK No. 0001484778
Dear Ms. Bagley:
This letter is submitted on behalf of ThredUp Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on March 3, 2021 (the “Registration Statement”), as set forth in your letter dated March 12, 2021 addressed to James Reinhart, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Ms. Katherine Bagley
Securities and Exchange Commission
March 17, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue Impact, page 89

1.We note that you include preliminary estimates of Gross Merchandise Value and Revenue for the fiscal period ended February 28, 2021, but you do not provide estimates for operating costs or other similar line items, or narrative disclosure about trends in your operating costs or similar line items, that would balance your disclosure. In this regard, please revise your registration statement to provide context for your preliminary estimates, or remove these estimates from your filing. Further, we note your disclosure that "[o]ur actual first quarter 2021 results may be affected by review adjustments and other developments that may arise between now and the time our financial results for the first quarter of 2021 are finalized, and such changes could be material" (emphasis added). If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary result. Accordingly, please remove or revise this statement.

RESPONSE: In response to the Staff's comment, the Company has revised pages 89 and 90 of the Amended Registration Statement.
Principal Stockholders, page 167
1.Please update this table as of a recent practicable date. Refer to Item 403 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 168 to 171 of the Amended Registration Statement.

Signature Page Follows.

Ms. Katherine Bagley
Securities and Exchange Commission
March 17, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Blaise Rhodes, Securities and Exchange Commission
Theresa Brillant, Securities and Exchange Commission
Lilyanna Peyser, Securities and Exchange Commission
James Reinhart, ThredUp Inc.
Sean Sobers, ThredUp Inc.
Alon Rotem, ThredUp Inc.
Caine Moss, Goodwin Procter LLP
Erica Kassman, Goodwin Procter LLP
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.
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